SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ChinaEdu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

16945L107(**)

(CUSIP Number)

Shawn Ding

4th Floor-A, GeHua Building

No.1 QinglongHutong, Dongcheng District

Beijing, 100007, The People’s Republic of China

(86 10) 8418 6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares. No CUSIP has been assigned to the ordinary shares.

1	NAMES OF REPORTING PERSONS Shawn Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -17,109,820- (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,109,820- (See Items 2, 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -17,109,820- (See Items 2, 3, 4 and 5 )*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.4% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Includes 75,210 Ordinary Shares (as defined below) held by Shawn Ding, 965,160 Ordinary Shares held through Moral Known Industrial Limited, and 2,085,380 Ordinary Shares held through Moral Known Industrial Limited issuable to Shawn Ding underlying stock options and restricted stock units exercisable within 60 days of the date hereof. As further described in Items 2 and 4, a Reporting Person (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by other Reporting Persons (as defined below).

**	The calculation is based on 25,115,118 Ordinary Shares as of September 17, 2013 as reported by the Issuer in its Form 8-A filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2013, 324,894 Ordinary Shares due to employee option exercise after September 17 through to the date hereof, and 4,375,160 Ordinary Shares subject to options and restricted units held by the Founder Parties, Existing Shareholders and the Additional Consortium Member that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records.

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1	NAMES OF REPORTING PERSONS Moral Known Industrial Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -17,109,820- (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,109,820- (See Items 2, 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -17,109,820- (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.4% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2, 3, 4, and 5, a Reporting Person (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by other Reporting Persons (as defined below).

**	The calculation is based on 25,115,118 Ordinary Shares as of September 17, 2013 as reported by the Issuer in its Form 8-A filed with the SEC on September 18, 2013, 324,894 Ordinary Shares due to employee option exercise after September 17 through to the date hereof, and 4,375,160 Ordinary Shares subject to options and restricted units held by the Founder Parties, Existing Shareholders and the Additional Consortium Member that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records.

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This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the SEC on July 1, 2013, as amended by Amendment No. 1 on August 20, 2013 (the “Schedule 13D”), which relates to the ordinary shares, par value US$0.01 (the “Ordinary Shares”), of ChinaEdu Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D. Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background

Sections (a)-(c) and (f) of Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the sections with the following paragraph

(a)-(c) and (f)	This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Shawn Ding and (b) Moral Known Industrial Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons.”)

Mr. Shawn Ding is the chief executive officer and a director of the Issuer. Mr. Ding is a citizen of the United States. His principal occupation is as an officer and a director of the Issuer. Mr. Ding’s business address is 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China.

Moral Known Industrial Limited (“Moral Known”) is a company incorporated under the laws of the British Virgin Islands. Moral Known is an investment holding company wholly owned by Mr. Ding. Moral Known’s principal business address, which also serves as its principal office, is c/o 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China. Mr. Ding is the sole director and officer of Moral Known.

As further described in Item 4 below, Mr. Ding, Ms. Julia Huang, Moral Known Industrial Limited and South Lead Technology Limited (collectively, the “Founder Parties”) have entered into a consortium agreement, dated August 16, 2013 (the “Consortium Agreement”), which was amended on December 5, 2013, with existing shareholders of the Issuer as set forth therein(collectively, the “Existing Shareholders”), which hold 6,949,595 Ordinary Shares of the Issuer and 346,000 Ordinary Shares underlying stock options exercisable within 60 days of the date hereof in the aggregate (the “Shares Held by Existing Shareholders”), and McGraw-Hill Global Education Intermediate Holdings, LLC(“McGraw Hill”)Weblearning Company Limited and Guo Young (the “Additional Consortium Members”), which hold 4,171,695 Ordinary Shares of the Issuer (the “Shares Held by Additional Consortium Members”). Ms. Huang directly owns 573,000 Ordinary Shares of the Issuer and indirectly owns 1,943,780 Ordinary Shares underlying stock options and restricted stock units exercisable within 60 days of the date hereof (the “Shares Held by Ms. Huang”), as reported on a Schedule 13D filed by Ms. Huang and her investment vehicle with the SEC on December 6, 2013 (the “Ms. Huang’s Schedule 13D”). As a result of the Consortium Agreement, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders and the Additional Consortium Members and (b) beneficially own the 17,109,820 Ordinary Shares of the Issuer.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person or is a member of a group with the Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by replacing it with the following:

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3. The Reporting Persons may be deemed to beneficially own the Shares Held by Ms. Huang, the Shares Held by Existing Shareholders, and the Shares Held by the Additional Consortium Members based on the Consortium Agreement. No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing it with the following:

Under the Consortium Agreement, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”). In addition, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American depositary shares (“ADS,” each ADS representing 3 Ordinary Shares of the Issuer), (ii) shares of the Issuer or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares of the Issuer. Further, the Founder Parties, the Existing Shareholders and the Additional Consortium Members have agreed to incorporate a holding company under the laws of the Cayman Islands (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Issuer upon consummation of the Transaction; contribute all remaining Ordinary Shares of Issuer and all outstanding restricted share units and share options held by each party to Holdco; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, support the Proposal or govern the relationship of the shareholders of Holdco following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer to be implemented at or following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction. Under the terms of the Consortium Agreement, McGraw Hill has the right to withdraw from the consortium between signing and closing of the merger under certain circumstances. In addition, promptly following the closing, McGraw Hill shall have the right to designate one or more directors to the Board of Directors of each of Holdco and the surviving corporation as is proportionate to McGraw Hill’s equity ownership in Holdco.

On June 20, 2013, Mr. Ding and Ms. Huang submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition (the “Acquisition”) of all of the outstanding Ordinary Shares and ADSs of the Issuer, in both cases, that are not beneficially owned by them for cash consideration equal to US$7.00 per ADS, or US$2.33 per Ordinary Share, to be funded by debt and/or equity capital. Mr. Ding and Ms. Huang have proposed to conduct customary due diligence and indicated that they are prepared to promptly negotiate and finalize definitive agreements with respect to the Acquisition.

None of the Issuer, any of the Reporting Persons, Ms. Huang, any of the Existing Shareholders, or any of the Additional Consortium Members is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Proposal and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in its entirety by reference to the full text of the Proposal and the Consortium Agreement, which have been filed as Exhibit 2, Exhibit 3, and Exhibit 4, respectively, and are incorporated herein by reference.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing it with the following:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 25,440,012 Ordinary Shares issued and outstanding on the date hereof and 4,375,160 Ordinary Shares subject to options and restricted stock units held by the Founder Parties, the Existing Shareholders and the Additional Consortium Members that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 17,109,820 Ordinary Shares, which constitutes approximately 57.4% of the total outstanding and deemed outstanding Ordinary Shares, including 75,210 Ordinary Shares held by Mr. Ding, 965,160 Ordinary Shares held through Moral Known by Mr. Ding, and 2,085,380 Ordinary Shares held through Moral Known issuable to Mr. Ding underlying stock options and restricted share units exercisable within 60 days of the date hereof. Mr. Ding is the sole director of Moral Known and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Ding may be deemed to beneficially own all of the Ordinary Shares held by Moral Known.

(c) None of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Shawn Ding and Moral Known Industrial Limited.

2.	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation(incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on July 1, 2013).

3.	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders (incorporated herein by reference to Exhibit 3 to the Schedule 13D filed on August 20, 2013).

4.	First Amendment to Consortium Agreement dated December 5, 2013, by and among Shawn Ding, Julia Huang, the Existing Shareholders and the Additional Consortium Members.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2013

Shawn Ding	/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited	/s/ Shawn Ding
Name: Shawn Ding
Title: Director

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by Shawn Ding and Moral Known Industrial Limited.

Exhibit 2	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on July 1, 2013).

Exhibit 3	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders (incorporated herein by reference to Exhibit 3 to the Schedule 13D filed on August 20, 2013).

Exhibit 4	First Amendment to Consortium Agreement dated December 5, 2013, by and among Shawn Ding, Julia Huang, the Existing Shareholders and the Additional Consortium Members.